CUSIP No. 747582104                                            Page 1 of 7 pages
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No 7)

                              Quality Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    747582104
                                 (CUSIP Number)

                          Paul W. Sweeney, Esq.
                          KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP
                          10100 Santa Monica Boulevard
                          Seventh Floor
                          Los Angeles, CA  90067
                          (310) 552-5000
    (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 7, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 747582104                                            Page 2 of 7 pages


1.   NAME OF REPORTING PERSONS
      Ahmed Hussein

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS   PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States and Egypt

7.   SOLE VOTING POWER
      2,315,800*

8.   SHARED VOTING POWER
      0

9.   SOLE DISPOSITIVE POWER
      2,315,800*

10.  SHARED DISPOSITIVE POWER
      0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,315,800*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.6% (based on 13,111,360 outstanding on June 8, 2005, according to the Company's Annual Report on Form 10-K for the year ended March 31, 2005, and filed with the SEC on June 13, 2005).

14.  TYPE OF REPORTING PERSON
      IN

-----------
*Includes options to purchase 12,000 shares.

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CUSIP No. 747582104                                            Page 3 of 7 pages


Item 4 is amended as follows:

Item 4.  Purpose of transaction.

On July 7, 2005 the Reporting Person informed Quality Systems, Inc. ("QSI" or the "Company") among other things that he intended to cumulate his votes in the 2005 Annual Meeting of shareholders of the Company and planned to nominate at least two independent directors different from those proposed by Sheldon Razin, Chairman of the Board, and the directors aligned with him. The Reporting Person is of the opinion that:

     o Mr. Razin has, for the past several years, controlled the Board of Directors, including the majority of independent directors and, in doing so, has disabled the Company's corporate governance to the detriment of the Company's shareholders. Mr. Razin has completely ignored the shareholders' agreement that was designed to place the balance of control and governance in the hands of a Board to be comprised of truly independent directors, whose deliberations and actions in furthering the interests of the shareholders would not be subject to the control of Mr. Razin.

     o The independent directors of the outgoing Board aligned with Mr. Razin have failed to honor the unanimous agreement of the independent directors to recuse counsel to the prior insider Board and retain counsel totally independent of management and the inside director (Mr. Razin) to advise and recommend appropriate action to the Board, which has resulted in the failure of the independent directors to meet as mandated by QSI's corporate governance rules. In addition, Mr. Razin's control of outside counsel raises questions as to the integrity of the minutes of meetings of the Board.

     o The new Directors elected at QSI's 2004 Annual Meeting of shareholders were elected pursuant to the control exercised by Mr. Razin. Since their election, the newly constituted Board has repealed the corporate governance provisions of QSI that were negotiated and implemented by the shareholders in 1999.

     o Mr. Razin was able to effect changes to the bylaws of the corporation with no input, debate or discussion by the newly constituted Board.

     o Shortly after their election to the Board, the new Directors, together with those aligned with Mr. Razin, approved an award of stock options for the benefit of executive management aggregating $13.1 million, which

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CUSIP No. 747582104                                            Page 4 of 7 pages


        is more than 5 times the amount recommended by Deloitte Touche as compensation consultant to the outgoing Board. The amount recommended by Deloitte Touche of between $1.6 million and $2.4 million was negotiated between management and the outgoing Board for fiscal 2005.

     o In addition, the new Directors initially voted for each new Director a compensation package worth more than $1 million each, which was later retracted to a package worth $300,000 each. The new Directors' package includes more than $200,000 worth of 7-year options per Director. By contrast, the compensation package for the outgoing Board was approximately $20,000.

     o Despite having founded the Company, having served as its chairman for the past 31 years, continuing to exert significant control over the Company and having his son, David, serve as an executive manager, Mr. Razin was declared independent by the new Board. The new Board refused to honor the Reporting Person's request to investigate independently from Mr. Razin the question of Mr. Razin's status as an independent director.

     o By allowing Mr. Razin, while deemed by the Board to be an insider, to choose his own interim lead director and to reconstitute the supposedly independent directors' committees to defeat their legitimacy, the new Board has made a mockery of the NASDAQ rules and corporate governance provisions previously adopted by the Company. The Reporting Person volunteered to particpate on any such committee, but was not permitted by Mr. Razin to be a member of any independent directors' committee.

     o QSI, with the involvement of Mr. Razin, has entered into certain key agreements, notably the agreement between Siemens Medical Solutions USA, Inc. and NextGen Healthcare Information Systems, Inc., a wholly-owned subsidiary of QSI, without the consultation and/or approval of any other Board member or the full Board. The Reporting Person considers this action is unconscionable and shows the disdain of Mr. Razin for the Board as a whole and its individual members. The Reporting Person considers that this inability of the Board to perform its fiduciary duty has to be damaging to the future of the Company.

     o The continuing failure of the Board and Mr. Razin, despite repeated requests by and on behalf of the Reporting Person, to respond in detail to the Reporting Person's concerns about these and other corporate

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CUSIP No. 747582104                                            Page 5 of 7 pages


        governance issues, and to correct the record of the corporation regarding, these allegations, violates

          o the rights of the Reporting Person as an independent director and major shareholder of QSI,

          o the rights of the Company and its shareholders other than Mr. Razin; and

          o  the regulatory obligations of QSI,

        and leads to the conclusion that the Reporting Person's beliefs about management and the members of QSI's Board aligned with Mr. Razin are valid.

Accordingly, based on these and other opinions, beliefs and concerns which the Reporting Person and other independent directors have previously brought to the attention of QSI's Board, the Reporting Person may, at the 2005 Annual Meeting of shareholders, through solicitation of proxies or otherwise, seek to elect one or more of his nominees to the Board of Directors of the Company. The Reporting Person may cumulate his votes for one or more of his nominees at the 2005 Annual Meeting. The Reporting Person may also seek to meet or discuss with other shareholders concerning matters raised in this Schedule 13D and other corporate governance issues. The Reporting Person may in the future propose other matters for consideration and approval by the Company's shareholders or the Board of Directors, including

     o Term or other limits that prohibit Sheldon Razin from serving as a QSI director in the future.

     o Holding Sheldon Razin and any persons who aided and assisted him personally responsible for financial damage to the shareholders' interest that the Reporting Person believes resulted from the destruction of corporate governance under the supervision of Mr. Razin (the Reporting Person does not presently contemplate any action against the Company itself.)

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CUSIP No. 747582104                                            Page 6 of 7 pages


The Reporting Person intends to review his investment in the Company on a continuing basis and in consideration of various factors including, without limitation, the Company's financial position and his investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions. He may in the future take such actions with respect to his investment in the Company as he deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of his shares or changing his intention with respect to any and all matters referred to in this Item 4. The Reporting Person confirms, however, that he intends to maintain his shareholding in the Company at a sufficient level to support his proposal through the date of the 2005 Annual Meeting.


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CUSIP No. 747582104                                            Page 7 of 7 pages


                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 2005.


                                            /s/Ahmed Hussein
                                         -------------------------
                                             Ahmed Hussein